SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated February 27, 2013, regarding replacement of Chief Executive Officer

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, February 27, 2013

Mr. Chairman of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

RE.: Replacement of Chief Executive Officer

Dear Sir,

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that:

1.	Mr. Franco Bertone, who has served as Chief Executive Officer of Telecom Argentina since his appointment by the Board of Directors in March 2009 to date, informed that Telecom Italia S.p.A has requested him to assume other responsibilities within the Telecom Italia Group.

2.	Consequently, the Company’s Board of Directors in a meeting held today, has appointed Mr. Stefano De Angelis as Chief Executive Officer of Telecom Argentina, replacing Mr. Franco Bertone.

Yours sincerely,

Telecom Argentina S.A.

/s/ Pedro Insussarry
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 27, 2013	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman